SE 19007632

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SEC FILE NUMBER
8-49385

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBS Holding Corporation dba I-Bankers Secu

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 5th Avenue, 4th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shelley Leonard 817-291-8962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd. #150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Shelley Leonard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBS Holding Corporation dba I-Bankers Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

(see attached jurat)

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 21 day of February (Month),

20 19, by Shelley Leonard (Name of Signer (1)) ~~and~~

— (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person~~(s)~~ who appeared before me.

Carina Avina
Signature of Notary Public

#2103438 exp 3/16/2019
For other required information (Notary Name, Commission No. etc.)

CARINA AVINA
Commission # 2103438
Notary Public - California
Los Angeles County
My Comm. Expires Mar 16, 2019

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OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Oathor Affirmation

containing 1 pages, and dated 2/21/19

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

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DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Shareholders of IBS Holding Corporation DBA I- Bankers Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IBS Holding Corporation DBA I- Bankers Securities, Inc. (the "Company") as of December 31, 2018, the related statement of income, changes in shareholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the IBS Holding Corporation DBA I- Bankers Securities, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017.
Woodland Hills, California
February 28, 2019

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 3,791,415
Deposit with clearing organization	50,000
Receivables:	
Clearing organizations	1,096,783
Other Receivables	377,965
Investments:	
Marketable Securities	301,368
Other Investments	893,681
Fixed Assets	20,946
Total Assets	$ 6,532,158

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 995,583
Total Liabilities	995,583
STOCKHOLDERS' EQUITY	
Common stock, 110,000 shares of $.01 par value Authorized, 35,535 shares issued and outstanding	530
Additional Capital	933,206
Retained earnings	4,602,839
Total Equity	5,536,575
Total Liabilities and Equity	$ 6,532,158

The accompanying notes are an integral part of these financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF INCOME
Year Ended December 31, 2018

REVENUES	
Commissions	$ 2,991,142
Management and consulting	6,187,078
Trading gains (losses)	(113,443)
Interest Income	10,820
Other Revenue	64,697
Net Revenues	9,140,294
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions, compensation, and benefits	4,919,617
Clearing costs	133,851
Communications	107,735
Consulting fees	1,052,939
Occupancy	159,006
Interest expense	1,976
Professional fees	73,490
Other operating expenses	497,510
Total expenses	6,946,124
NET OPERATING INCOME	$ 2,194,170
OTHER EXPENSES	
Depreciation	9,647
Penalties	2,749
Pension Contribution	435,237
Provision for Income Tax	74,547
Total Other Expenses	522,180
NET INCOME	$ 1,671,990

The accompanying notes are an integral part of these financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Capital	Earnings	Retained Total
Balances at December 31, 2017	$ 530	433,206	2,930,848	3,364,584
Contributions		500,000		500,000
Net Income			1,671,990	1,671,990
Balances at December 31, 2018	$ 530	933,206	4,602,838	5,536,574

The accompanying notes are an integral part of these financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,671,990
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,647
Changes in operating assets and liabilities:	
(Increase) in receivable from broker dealer	(567,583)
Decrease in other assets	101,862
Increase in accounts payable & accrued expenses	331,687
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,547,603
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Contributions	500,000
NET CASH RECEIVED BY FINANCING ACTIVITIES	500,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,047,603
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	1,743,812
End of year	$ 3,791,415

The accompanying notes are an integral part of these financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: IBS Holding Corporation, ("the Company") is a registered broker dealer that began business in 1996. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation expense for 2018 was $9,647.

Income Taxes: The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued): This method prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2018, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The federal and state income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed. Tax expense for year 2018 is estimated at $74,547.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Commission revenues and clearing expenses are recorded on a settlement-date basis. Profit or loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis. Transactions recorded on a settlement-date were not materially different from the trade-date basis.

Securities Transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Date of Management's Review: Subsequent events were evaluated through February 28, 2019, the date which the financial statements were available to be issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $4,189,801, which was $4,089,801 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.24 to 1.0.

NOTE C — LEASES

The Company leases its office facilities under lease agreements. Rent expense for the year ended December 31, 2018 was approximately $159,006. The Company had no lease commitments extending beyond one year.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement

NOTE E – FAIR VALUE (CONTINUED)

assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

NOTE E – FAIR VALUE (CONTINUED)

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 of the fair value hierarchy.

The Company assesses the levels of the instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2018, there were no transfers of securities between levels. Positions held by the company at year end were classified as level 1. The total value of the stock at year end was $301,368.

NOTE F – CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker.

Amounts receivable from its clearing organization at December 31, 2018 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible and no allowance is required.

Amounts payable to the clearing broker dealer at December 31, 2018 consists of margin debt collateralized by securities owned. The margin debt bears interest at December 31, 2018 at 3.04%, the federal funds rate plus 2.5%.

NOTE G – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.

NOTE H – SIGNIFICANT ACCOUNT POLICY

Revenue Recognition:

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include,

a. Investment Advisory, Investment Brokerage (including income earned on riskless principal transactions)
b. Interest and dividend income
c. Principal transactions (trading gains and losses)
d. Underwriting income
e. Investment banking M&A advisory fees
f. Mutual fund and 12b-1 fees
g. Floor brokerage and exchange fees

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Investment Advisory Fees:
The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE H – SIGNIFICANT ACCOUNT POLICY (CONTINUED)

Investment Brokerage Fees (Gross):
The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Other related services provided include [financial planning services] and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered. The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

NOTE H – SIGNIFICANT ACCOUNT POLICY (CONTINUED)

Mutual Fund (pooled investment vehicles) and 12b1 fees:
Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

NOTE I – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE J – RELATED PARTY

An entity I-Bankers Direct, LLC is affiliated through common ownership and management. Contributions to the affiliated entity totaled $36,285, during the year ended December 31, 2018.

NOTE K – CONCENTRATIONS

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

SUPPLEMENTAL INFORMATION

SCHEDULE I
IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL:

Total stockholders' equity	$5,536,574
Less nonallowable assets:	
Other assets	(1,292,591)
Net capital before haircuts	4,243,983
Less haircuts	(54,182)
Net capital	4,189,801
Minimum net capital required	100,000
Excess net capital	$4,089,801
Aggregate indebtedness total liabilities, less securities bought, And securities sold, not yet purchased	$ 995,583
Net capital based on aggregate indebtedness	$4,089,801
Ratio of aggregate indebtedness to net capital	0.24 to 1.0

NOTE: There are no material differences between the above computation and the Company's corresponding amended unaudited Part II of Form X-17A-5 as of December 31, 2018.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule, and was in compliance with the conditions of the exemption at December 31, 2018.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule, and was in compliance with the conditions of the exemption at December 31, 2018.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Shareholders of IBS Holding Corporation DBA I-Bankers Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by IBS Holding Corporation DBA I-Bankers Securities, Inc (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corp.
We have served as the Company's auditor since 2017.
Woodland Hills, CA
February 28, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

I-Bankers Securities, Inc
535 5th Ave., 4th Floor
New York, NY 10017
SEC 8-49385 FINRA Dec

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $12,514

B. Less payment made with SIPC-6 filed (exclude interest) (5,193)
07/31/2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7,321

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $7,321

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

I-Bankers Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Pres.
(Title)

Dated the 26 day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$9,140,294
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	113,443
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	44
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	892,423
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	16,766
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,976	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,976
Total deductions	911,209
2d. SIPC Net Operating Revenues	$8,342,528
2e. General Assessment @ .0015	$12,514
	(to page 1, line 2.A.)

I-Bankers SECURITIES INCORPORATED

Dave Banerjee, CPA an Accountancy Corporation
21860 Burbank Blvd., Suite 150
Woodland Hills, CA 91367

February 22, 2019

Assertions Regarding Exemption Provisions

We, as principals of IBS Holding Corporation DBA I-Bankers Securities, Inc. ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2018 through December 31, 2018.

IBS Holding Corporation DBA I-Bankers Securities, Inc.

By:

Shelley Leonard, President

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shelley Leonard, Director
IBS Holding Corporation DBA I-Bankers Securities, Inc.

We have reviewed management's statements, included in the accompanying IBS Holding Corporation DBA I-Bankers Securities, Inc. Exemption Report in which (1) IBS Holding Corporation DBA I-Bankers Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which IBS Holding Corporation DBA I-Bankers Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that IBS Holding Corporation DBA I-Bankers Securities, Inc. met the identified exemption provision throughout the most recent fiscal year of 2018, without exception. IBS Holding Corporation DBA I-Bankers Securities, Inc. management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017.
Woodland Hills, California
February 28, 2019